# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Avenue Therapeutics, Inc., CIK 0001644963
CUSIP: 05360L403
Title of class of securities: Common Stock, $0.0001 Par Value
Address of issuer's principal executive offices: 1111 Kane Concourse, Suite 301, Bay Harbor Islands, Florida (FL), 33154
Date of event which requires filing of this statement: 03/31/2025
Amends the filing with accession number 0001144204-17-053129
Filed by CIK 0001429260
Persons authorized to receive notices and communications: Fortress Biotech, Inc., 1111 Kane Concourse, Suite 301, Bay Harbor Islands, Florida (FL), 33154, (718) 652-4500

## Reporting persons
- Fortress Biotech, Inc. (CIK 0001429260): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 328,746; shared voting power 0; sole dispositive power 328,450; shared dispositive power 296; aggregate amount beneficially owned 328,746 (10.3% of the class)
  Comment: Sole Voting Power includes 296 shares of Issuer's common stock underlying Warrants and 250,000 shares of the Issuer's Class A preferred stock (both of which are described further below). The Issuer's Class A preferred stock is identical to its common stock other than as to voting rights, conversion rights and the PIK Dividend (as defined below) rights. Each share of the Issuer's Class A preferred stock is entitled to the number of votes per share that is equal to one and one-tenth (1.1) times a fraction, the numerator of which is the sum of (A) the number of shares of the Issuer's outstanding common stock and (B) the whole number of shares of the Issuer's common stock into which any shares of outstanding Class A preferred stock are convertible and the denominator of which is the number of shares of outstanding Class A preferred stock. All shares of the Class A preferred stock are convertible into 222 shares of the Issuer's common stock. Thus, the Class A preferred stock will at all times constitute a voting majority. The Reporting Person owns all outstanding shares of the Issuer's Class A preferred stock. As holders of Class A preferred stock, the Reporting Person will receive on each January 1 (each a 'PIK Dividend Payment Date') until the date all outstanding Class A preferred stock is converted into common stock or redeemed (and the purchase price is paid in full), pro rata per share dividends paid in additional fully paid and nonassessable shares of Issuer common stock ('PIK Dividends') such that the aggregate number of shares of common stock issued pursuant to such PIK Dividend is equal to two and one-half percent (2.5 percent) of the Issuer's fully-diluted outstanding capitalization on the date that is one (1) business day prior to any PIK Dividend Payment Date. An aggregate 296 shares of Issuer common stock are issuable under Common Stock Warrants dated July 15, 2012, as amended by the Amended and Restated Common Stock Warrant dated December 12, 2016, issued by the Reporting Person to Lindsay A. Rosenwald, M.D., the Reporting Person's Chairman, President and Chief Executive Officer, and Michael S. Weiss, the Reporting Person's Executive Vice Chairman, Strategic Development, pursuant to the Fortress Biotech, Inc. Long-Term Incentive Plan (the 'Warrants'). The Warrants, which have an exercise price of $492.75 per share, are exercisable until July 15, 2035. The Reporting Person must reserve from its holdings of the Issuer's common stock the shares underlying the Warrants until the Warrants are exercised. The foregoing description of the Warrants is not complete and is qualified in its entirety by reference to the full text of the form of the Amended and Restated Common Stock Warrant which is attached as Exhibit 7.01 and incorporated herein by reference. Sole Dispositive Power excludes the 296 shares of Issuer's common stock underlying the Warrants. Shared Dispositive Power consists solely of the 296 shares of Issuer's common stock underlying the Warrants. All percentage calculations set forth herein are based upon 3,149,702 shares of the Issuer's common stock as of March 28, 2025 as reported by the Issuer on its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2025, the assumed conversion of the Class A preferred stock, and 33,724 shares of Issuer's common stock issued as Offering Equity Grants (defined below). This Amendment No. 7 to Schedule 13D (this 'Amendment No. 7') amends and supplements the Schedule 13D filed on October 19, 2017 (as amended and supplemented through the date of this Amendment No. 7, collectively, the 'Schedule 13D') relating to the Common Stock of Avenue Therapeutics, Inc. (the 'Issuer'), by Fortress Biotech, Inc. (the 'Reporting Person'). Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein shall have the same meanings as are ascribed to them in the Schedule 13D, as applicable.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 Par Value
Name of issuer: Avenue Therapeutics, Inc.
Address of issuer's principal executive offices: 1111 Kane Concourse, Suite 301, Bay Harbor Islands, Florida (FL), 33154

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is being filed on behalf of the Reporting Person pursuant to Rule 13d-1 of Regulation D-G under the Act.
Residence or business address: The address of the Reporting Person's principal business and principal office is 1111 Kane Concourse, Suite 301, Bay Harbor Islands, Florida 33154.
Present principal occupation or employment: The principal business of the Reporting Person is acquiring, developing and commercializing novel pharmaceutical and biotechnology products both within the Reporting Person and through certain of its subsidiary companies.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is organized under the laws of the state of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person is filing this Schedule 13D as a result of the issuance by the Issuer of 33,724 shares of the Issuer's common stock as Offering Equity Grants under the Founders Agreement (defined below).

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person is party to that certain Amended and Restated Founders Agreement with the Issuer (as amended, the "Founders Agreement"), in connection with the Issuer's formation. Pursuant to the Founders Agreement, the Issuer pays to the Reporting Person an equity fee in the form of Issuer common stock equal to two and one-half percent (2.5%) of the gross amount of any Issuer equity or debt financing (the "Offering Equity Grant").

Pursuant to the Issuer's Third Amended and Restated Certificate of Incorporation (as amended, the "Charter"), the Issuer also issues annually to the Reporting Person shares of common stock equal to two and one-half percent (2.5%) of the fully-diluted outstanding equity of the Issuer, as measured as of the date of such issuance (the "Annual Equity Grant").

The foregoing description of the Charter and Founders Agreement are qualified in its entirety by reference to the full text of the Charter and Founders Agreement which are incorporated herein by reference as Exhibits 7.01 and 7.03.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person is the beneficial owner of 328,746 shares of the Issuer's common stock (including 250,000 shares of the Issuer's Class A preferred stock, which are convertible into 222 shares of the Issuer's common stock), representing 10.3% of all outstanding shares of the Issuer's common stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power of 328,746 shares of the Issuer's common stock (including 250,000 shares of Class A preferred stock, which are convertible into 222 shares of the Issuer's common stock).
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Except with respect to the Warrants described in the Comments, no person has the power to direct the receipt of dividends on, or the proceeds of sales of, the shares of common stock owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Reference is made to the Founders Agreement in Item 3 and the Warrants in the Comments above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 7.01 Third Amended and Restated Certificate of Incorporation of Avenue Therapeutics, Inc., filed as Exhibit 3.1 to Form 8-K filed on June 27, 2017 (File No. 001-38114) and incorporated herein by reference.*

Exhibit 7.02 Form of Common Stock Warrant filed as Exhibit 4.2 to Form 10-12G filed by the Issuer with the SEC on January 12, 2017 (File No. 000-55556) and incorporated herein by reference.*

Exhibit 7.03 Amended and Restated Founders Agreement between Fortress Biotech, Inc. and Avenue Therapeutics, Inc., dated September 13, 2016, incorporated by reference to Exhibit 10.2 to the Form 10-12G filed by the Issuer with the SEC on January 12, 2017 (File No. 000-55556).*

* Previously filed.

## Signatures
- Fortress Biotech, Inc.: /s/ Lindsay A. Rosenwald, Lindsay A. Rosenwald, M.D. / Chairman, President and Chief Executive Officer (04/02/2025)